

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Gilbert Cuison
Principal Executive Officer
Business Outsourcing Services, Inc.
1001 SW 5th Avenue
Suite 1100
Portland, Oregon, 97204

> **Re: Business Outsourcing Services, Inc.**
> **Form 10-K For the Fiscal Year Ended November 30, 2009**
> **Filed March 15, 2010**
> **File No. 333-158386**

Dear Mr. Cuison:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief